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                  [Letterhead of McWhorter Technologies, Inc.]

                                  May 12, 2000

To Our Stockholders:

     I am pleased to inform you that McWhorter Technologies, Inc. (the "Company") has entered into an Agreement and Plan of Merger dated as of May 3, 2000 (the "Merger Agreement") providing for the acquisition of the Company by Tartan, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Eastman Chemical Company, a Delaware corporation ("Parent"). Pursuant to the Merger Agreement, Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, $.01 par value per share, at a cash price of $19.70 per share. Following consummation of the Offer and subject to certain conditions, Purchaser will merge with and into the Company (the "Merger"). In the Merger, each share of the Company's common stock not acquired in the Offer will be converted into the right to receive $19.70 in cash. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on June 9, 2000.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

     Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares, are enclosed in the package with this letter. These documents set forth in detail the terms and conditions of the Offer and the Merger and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

     Attached to this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Recommendation") filed with the Securities and Exchange Commission, which includes information regarding the factors considered by your Board of Directors in its deliberations, and certain other information regarding the Offer and the Merger. Included as Annex A to the Recommendation is a copy of the written opinion, dated May 3, 2000, of Lehman Brothers Inc., the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the $19.70 per share cash consideration to be received in the Offer and the Merger by stockholders (other than Parent and its affiliates) was fair, from a financial point of view, to such stockholders. YOU ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY.

     If you have any questions or require assistance, please call Georgeson Shareholder Communications Inc. toll-free at (800) 223-2064 or Chase Securities Inc. at (212) 270-3272.

     Your Directors thank you for your continued support.

                                          On Behalf of the Board of Directors

                                          Sincerely,

                                          /s/ Jeffrey M. Nodland

                                          Jeffrey M. Nodland
                                          President and Chief Executive Officer

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